UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 8, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING

(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
PRESS RELEASE

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

On October 8, 2003, the Executive Board of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), published a so-called “Ad-Hoc” announcement (the “Ad-Hoc Release”). As required by the German Securities Trade Act, the Ad-Hoc Release was published promptly to announce SAP’s preliminary results for the third quarter ended September 30, 2003. A copy of the Ad-Hoc Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s Annual Report on Form 20-F for 2002 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad-Hoc Release dated October 8, 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: October 8, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	(i) Ad-Hoc Release dated October 8, 2003

For Immediate Release
October 8, 2003

SAP Expects Strong Third Quarter Results

Software Revenues Expected to be Approximately €430 Million
Complete Third Quarter Results to be Reported on October 16, 2003

WALLDORF — October 8, 2003 — SAP AG (NYSE: SAP), the leading provider of business software solutions, today announced that after an initial review of its results for the third quarter ended September 30, 2003, the Company expects software revenues to be approximately €430 million, which is around the levels reached in the third quarter of 2002 and the second quarter of 2003. Total revenues are expected to be approximately €1.650 billion (Q3 2002: €1.702 billion).

     The third quarter results were supported by better closure rates, especially in the United States, and some deals that had been expected to close in the second quarter but were signed in the third quarter.

     The Company is reviewing the complete quarterly and market data and has not yet made any decision with respect to the Company’s outlook for the full year 2003. Full third quarter results will be reported on October 16.

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. The unique core processes of various industries, from Aerospace to Utilities, are supported effectively by SAP’s 23 industry solution portfolios. Today, more than 20,000 companies in over 120 countries run more than 64,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

SAP Expects Strong Third Quarter Results	Page 2

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT

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